Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 20, 2010

Relating to Preliminary Prospectus dated January 19, 2010

Registration No. 333-164400

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling AMAG Pharmaceuticals, Inc. at 1-617-498-3300, Morgan Stanley & Co. Incorporated at 1-866-718-1649, J.P. Morgan Securities Inc. at 1-866-803-9204, or Goldman, Sachs & Co. at 1-866-471-2526.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Issuer:	AMAG Pharmaceuticals, Inc.

Symbol:	AMAG

Size:	$173,700,000

Total Shares Offered:	3,600,000 Shares of Common Stock

Over Allotment-Option:	540,000 Shares of Common Stock

Price to Public:	$48.25 per share

Trade Date:	January 20, 2010

Closing Date:	January 26, 2010

CUSIP No:	00163U106

Underwriters:	Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Leerink Swann LLC
Robert W. Baird & Co. Incorporated
Canaccord Adams Inc.

Use of Proceeds:

The information on page S-31 of the Preliminary Prospectus under the heading “Use of Proceeds” has been updated as follows:

We expect to receive net proceeds of approximately $165.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, at the public offering price of $48.25 per share. If the underwriters exercise in full their option to purchase 540,000 additional shares, we expect to receive net proceeds of approximately $190.5 million. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development expenditures, sales and marketing expenditures, and business development activities, including the potential acquisition or in-licensing of additional assets. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade corporate and U.S. government securities.

Dilution:

The information on page S-32 of the Preliminary Prospectus under the heading “Dilution” has been updated as follows:

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Our net tangible book value as of September 30, 2009 was approximately $156.1 million, or $9.12 per share of common stock. “Net tangible book value” is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets. “Net tangible book value per share” is net tangible book value divided by the number of shares of common stock outstanding.

After giving effect to the issuance and sale by us of 3,600,000 shares of common stock offered in this offering at the public offering price of $48.25 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of September 30, 2009 would have been approximately $321.7 million, or $15.52 per share of common stock. This represents an immediate increase in the net tangible book value of $6.40 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $32.73 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$48.25
Net tangible book value per share as of September 30, 2009	$9.12
Increase in net tangible book value per share attributable to the offering	6.40
Net tangible book value per share after giving effect to this offering		15.52
Dilution per share to new investors in this offering		$32.73

In the discussion and table above, we assume no exercise of outstanding options or vesting of outstanding restricted stock units. As of September 30, 2009, there were 2,671,142 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $37.32 per share and 216,250 shares of common stock issuable upon the vesting of restricted stock units. To the extent that any of these outstanding options are exercised or any of the restricted stock units vest, there will be further dilution to new investors.

The discussion and table above excludes an aggregate of 967,128 additional shares of common stock reserved for future issuance as of September 30, 2009 under our Amended and Restated 2007 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan.